82.4776

Saipem

Eni

Via Martiri di Cefalonia 67
20097 San Donato Milanese (MI)
Telex: 310246 Eni-Saipem
Fax: 02/52044415
Tel. centralino: 02/5201

Società per Azioni
Sede Legale in San Donato Milanese
Via Martiri di Cefalonia 67
Capitale Sociale Euro 441.410.900 i.v.
Registro delle Imprese di Milano, Codice Fiscale 00825790157
Partita IVA: 00825790157
R.E.A. Milano n. 788744

Società soggetta all'attività di direzione
e coordinamento dell'Eni S.p.A.

SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.

Rif./Prot. SEGR/ 88
San Donato M.se, April 1 , 2006

SEC MAIL RECEIVED PROCESSING
APR 05 2006
WASH., D.C. 213 SECTION

SUPPL

Re: Saipem S.p.A. - File No. 82.4776

Dear Sirs,

Please find enclosed the following documents that are being furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

- Saipem Press Release dated 2nd February 2006
- Saipem Press Release dated 24th February 2006
- Saipem Press Release dated 27th February 2006
- Saipem Press Release dated 23rd March 2006

06012353

Each document indicates the file number in the upper right hand corner of each unbound page.

If you have any questions or comments or require further information, please contact Mr. Alessandro Bernini, telephone number -- (2) 52034293 or Mr. Michele Nebbioli, telephone number -- (2) 52054276.

Yours faithfully,

PROCESSED
APR 10 2006
THOMSON
FINANCIAL

Saipem S.p.A.
Administration, Finance and Control
Senior Vice President
(Alessandro Bernini)

4/10

82.4776

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

For the months of February 2006, March 2006

Saipem S.p.A.
(Exact name of Registrant as specified in its charter)

Via Martiri di Cefalonia 67 - 20097 San Donato Milanese - Italy
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F of Form 40-F).

Form 20-F ____ Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes __X__ No ____

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82.4776

Saipem

Eni GROUP

Press Release

Saipem awarded a 420 million USD contract in Nigeria

San Donato Milanese, 2 February 2006- Saipem, following an international tender, has been awarded a 420 million USD contract for the engineering, procurement and construction of pipelines, flowlines and composite fiber optic and high voltage electrical cables connecting the Gbaran oil and gas production fields - in Bayelsa State in Niger delta, with the central processing facility in the area.

The contract has been awarded by Shell Petroleum Development Company of Nigeria (SPDC) within the Gbaran/Ubie integrated oil & gas project. The contract calls also for the laying of 340 kilometres of pipelines and flowlines. Work is expected to be completed at the end of 2008.

Project Management, Engineering and Procurement Services will be carried out in Saipem's operations base located in Port Harcourt, Nigeria, in accordance with the company's policy of maximising its local content profile.

Saipem, which has been operating in Nigeria since late 1960s, employs about 2,400 local staff and is currently executing more than ten contracts, including the development of the Akpo offshore field, 200 kilometres south of Port Harcourt.

Saipem, is a top ranking international contractor providing leading international oil companies with a wide spectrum of services covering onshore and offshore lump sum turn key projects, the laying of land and submarine pipelines, the installation of floating production systems, offshore platforms, subsea systems, marine and LNG terminals and onshore plants and infrastructures, onshore and offshore drilling.

Saipem

Eni GROUP

Website: www.saipem.eni.it
Switchboard: +39-025201
Shareholder Information:
Saipem S.p.A., Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI), Italy

Relations with institutional investors and financial analysts:
Mr Giulio Bozzini
Mr Salvatore Colli
Tel.: +39-02520.34653
Fax: +39-02520.54295
E-mail: investor.relations@saipem.eni.it

Saipem

82.4776

Eni

Press Release

Saipem acquires Snamprogetti: a world leader in the engineering and oilfield services for the Oil industry has been created

San Donato Milanese, 24 February 2006: Saipem has agreed with Eni the purchase of 100% of the equity of Snamprogetti for €680m in cash; the closing of the transaction will take place by March, 31 2006.

Snamprogetti is one of the leading engineering and construction companies, active in the international market for the design and execution of large scale onshore plants for the production and treatment of hydrocarbons and the monetization of natural gas.

Saipem is a leading company in the design and execution of large scale offshore projects for the production and transportation of hydrocarbons, and has distinctive construction capabilities for the realization of onshore projects.

As a consequence of the transaction, Saipem will have a position of primacy at the high end of the market for the provision of Engineering, Procurement, Project Management and Construction services for the Oil & Gas Industry, with a strong bias towards especially challenging activities in deepwater and remote areas; with significant technological competence such as gas monetization and heavy oil exploitation. The new Group will operate globally but with a strong local presence in the most strategic regions of West Africa, Middle East, Central Asia, and South East Asia.

The business portfolio of the new Group allows a superior balance between capital intensive (offshore) and less capital intensive (onshore) activities, along with increased resilience thanks to the intrinsically complementary nature of Upstream and Downstream business cycles.

The range and nature of the clients' profile of the new Group is broader and deeper, serving both the largest international oil companies that are the traditional clients of Saipem, and the national oil companies with whom Snamprogetti generally contracts.

The integration of Saipem and Snamprogetti will be uniquely facilitated by the strong industrial relationships developed on many common endeavours, by a natural affinity and culture deriving from common roots within the Eni Group, and the sharing of the same information systems.

The capabilities of the two companies are both highly complementary and strongly synergistic: the amplification of the technological content and engineering & project management competence will facilitate new business, while the group-wide exploitation of the ability to operate in the toughest environments will increase efficiency.

As of December 2005, Snamprogetti's backlog was around €4,400m. Revenues for 2006 are expected to be around €2,800m, operating income before G&A around €90m, and net income around €30m. Saipem believes that, through the integration with Snamprogetti, the new Group could achieve cost synergies of €5m in 2006, €15m in 2007, and €30m in 2008. Therefore, Saipem expects that the acquisition of Snamprogetti can have a positive effect on net income from the first year.

The acquisition will be financed through credit lines available to Saipem and supplied by Eni's financial companies. Snamprogetti estimates net cash position at the end of 2005 being around €390m, almost half of which being derived from advances from customers.

UBS provided the Board of Directors of Saipem with an opinion as the fairness from a financial point of view of the purchase price.

Pietro Franco Tali will present in detail the contents of the transaction during the conference call on Saipem's 2005 Results. The conference call is scheduled for Monday the 27th of February at 17.30 (CET), and can be attended in webcasting on the website www.saipem.eni-it/ir.asp.

Website: www.saipem.eni.it
Switchboard: +39-025201
Shareholder Information:
Saipem S.p.A., Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI), Italy

Relations with institutional investors and financial analysts:
Mr Giulio Bozzini
Mr Salvatore Colli
Tel.: +39-02520.34653
Fax: +39-02520.54295
E-mail: investor.relations@saipem.eni.it

PRESS RELEASE

Saipem approve the preliminary consolidated results 2005
RECORD REVENUES AND INCOME
Proposed dividend: + 26.7%

- **Revenues:** 4,528 million euros *(4,306 million in 2004).*
- **Operating Income:** 365 million euros *(328 million in 2004).*
- **Net Income:** 255 million euros *(235 million in 2004).*
- **Cash flow**: 454 million euros *(434 million in 2004).*
- **Dividend per share:** 0.19 euros per ordinary share (*0.15 in 2005*); 0.22 euro per savings shares (*0.18 in 2005*).

San Donato Milanese, 27th February 2006. Today, the Board of Directors of Saipem S.p.A. has reviewed the Saipem Group preliminary consolidated results at 31st December 2005 (not yet submitted to the Company Statutory Auditors and Independent Auditors), which have been prepared in compliance with the new International Financial Reporting Standards (IFRS). To enable comparison with the corresponding data for 2004, figures have been appropriately adjusted, except for the effects associated with the evaluation and recognition of financial instruments, such as derivatives and hedging contracts, since Saipem has opted to introduce IAS 32 and IAS 39 as of 1st January 2005.

The Board of Directors will propose to the Annual Shareholder's Meeting, set to convene on 27th and 28th April, first and second summons respectively, the distribution of a dividend of 0.19 euros per ordinary share(*) (0.15 in 2005) and 0.22 euros per savings share (*) (0.18 in 2005). Dividends will be paid from 25th May 2006 (ex-date: 22nd May 2006).
The payout, in line with that of 2004, represents approximately one third of the consolidated net income.

(*) *Following the fiscal reform effective from 1°January 2004, dividends do not benefit from any tax credit and, depending on the recipient, are taxed at source or are partially added to the taxable income.*

Year 2005

Revenues totalled 4,528 million euros (4,306 million in 2004).

Operating income amounted to 365 million euros (328 million in 2004).

Net income amounted to 255 million euros (235 million in 2004).

Cash flow (net income plus depreciation and amortisation) amounted to 454 million euros (434 million in 2004).

Fourth Quarter 2005

Revenues totalled 1,328 million euros (1,237 million in Q4 2004).

Operating Income amounted to 122 million euros (100 million in Q4 2004).

Net Income amounted to 84 million euros (76 million in Q4 2004).

Cash flow (net income plus depreciation and amortisation) amounted to 137 million euros (120 million in Q4 2004).

As previously stated, revenues and associated profit levels, particularly in the Offshore and Onshore Construction sectors, L.N.G. (Liquefied Natural Gas), and, to a lesser extent, in the Drilling, Leased FPSO and M.M.O. (Maintenance, Modification and Operation) sectors, are not consistent over time, as they are not only influenced by market performance but also by climatic conditions and individual project schedules. Consequently, the results from any one particular fiscal period can vary significantly, thereby precluding a direct comparison with the same period in other fiscal years or extrapolation of figures from a single quarter to the entire year.

Investments in 2005 amounted to 355 million euros (197 million in 2004) and consisted mainly of the following: maintenance and upgrading of existing asset base (122 million euros); investments in vessels and equipment for specific projects, mainly Kashagan and Sakhalin (99 million euros); capex to strengthen the operating bases/yards in Kazakhstan and West Africa (41 million euros); the acquisition of a tanker and the start of its conversion into an FPSO unit, due to operate on Petrobras' Golfinho 2 field in Brazilian waters from early 2007 and the purchase of a second tanker also to be converted into and FPSO unit (93 million euros).

Net financial debt at 31st December 2005 amounted to 1,012 million euros, an increase of 138 million euros versus 1st January 2005, due mainly to the high level of capital expenditure made during the period, the distribution of dividends amounting to 65 million euros and buy-back of treasury shares amounting to 35 million euros.

New contracts and backlog

In 2005, Saipem was awarded new contracts amounting to 4,735 million euros (4,387 million euros in 2004), of which 3,288 million euros were in the Offshore sectors (Construction, Drilling and Leased FPSO).

During the fourth quarter 2005, Saipem was awarded contracts amounting to 1,413 million euros (1,247 million euros in the fourth quarter 2004).

The order backlog at 31st December 2005 stood at 5,513 million euros (5,306 million euros at 31st December 2004).

In January and February 2006, Saipem was awarded new contracts amounting to approximately 600 million euros. These include the EPC contract G-Baran in Nigeria on behalf of Shell Petroleum Development Company and the 15-month lease for the semi-submersible platform Scarabeo 3 in Nigeria on behalf of Addax Petroleum.

Management expectations for 2006

The consistently high price of oil and gas and the need to replace oil reserves have resulted in increased spending by the Oil Industry in recent years. This positive trend is expected to continue in 2006.

The strong overall market performance and Saipem's track record and competitiveness, especially on complex projects in frontier areas, underpin expectations for 2006 to achieve further revenue growth, improving on the 2005 record, as well as the award of new contracts to maintain the high backlog level.

The acquisition of Snamprogetti enables Saipem to take a leading role in the rapidly growing sector for large-scale onshore turnkey projects.

Snamprogetti's revenues for 2006 are expected to be approximately 2,800 million euros, whilst the award of new contracts is set to maintain the high backlog level recorded in 2005 (4,400 million euros).

Saipem's results, before Snamprogetti's acquisition, are set to benefit not only from the strong market performance but also from the stabilization of the euro/US dollar exchange rate. This, at present, supports the expectation that, in 2006, the Group can better the record 2005 results by approximately 15%.

Snamprogetti's operating income before G&A is expected to be approximately 90 million euros, and net income approximately 30 million euros. Financial expenses (nine months) associated with the acquisition are forecast at 21 million euros and cost synergies to be achieved in 2006 are set to total 5 million euros. Saipem expects that the acquisition of Snamprogetti can have a positive effect on the 2006 net income of approximately 18 million euros.

Capital expenditure for 2006 is estimated at approximately 580 million euros, and will include the continuation of work on the conversion of a tanker into an FPSO unit due to operate in the Petrobras' Golfinho 2 field in Brazilian waters (191 million euros), maintenance and upgrading of the existing asset base (134 million euros), capex to further strengthen the operating bases/yards in Kazakhstan and West Africa (58 million euros) and the construction of new vessels and equipment for specific projects (197 million euros).

Depreciation and amortisation for 2006 is expected to total around 240 million euros.

Snamprogetti's capital expenditure for 2006 is estimated at approximately 20 million euros, mainly by the associated company Haldor Topsøe, with similar depreciation and amortisation.

Forward-looking statements are based on a number of assumptions and expectations that could ultimately prove inaccurate, as they are subject to risks and variables outside the company's control. These include: currency fluctuations, interest rate fluctuations, the level of capital expenditure in the oil and gas industry, as well as other industries, political instability in the Persian Gulf and/or other regions, and actions by the competition. Moreover, contract execution is also subject to variables outwith the company's control, such as weather conditions. Actual results could therefore differ materially from the forward-looking statements.

Saipem SpA preliminary results for 2005

The Board of Directors has reviewed the 2005 preliminary results of Saipem S.p.A., which show a net income of 127 million euros (61 million in 2004). This 66 million euro rise is due mainly to increased profitability achieved on projects in the Offshore Construction sector and by Drilling activities, both Onshore and Offshore.

Adjustments to the income statement at 31st December 2004 resulting from the application of the International Financial Reporting Standard

The following table provides the reconciliation of the net income as stated in the 2004 Financial Statements and that resulting from the introduction of the new IFRS.

(million euros)

Income Statement	Year 2004		
	Previously used accounting principles	Effects of IFRS introduction	IFRS
Revenues	4,306	–	4,306
Operating costs	(3,776)	(3)	(3,779)
Gross Operating Income	**530**	**(3)**	**527**
Depreciation and amortisation	(240)	41	(199)
Operating Income	**290**	**38**	**328**
Financial expenses	(23)	–	(23)
Income before income taxes	**267**	**38**	**305**
Income taxes	(67)	–	(67)
Minority Interest	(3)	–	(3)
Net Income	**197**	**38**	**235**

Main effects in detail (million euros):	Year 2004
Net income pre IFRS	**197**
- Discounted valuation of employee termination indemnities	1
- Capitalisation of cyclical maintenance	(16)
- Adjustment of Goodwill amortisation	53
Total IFRS adjustments:	**38**
Net income under IFRS	**235**

Analysis by business sector

Offshore Construction:

(million euros)

	Fourth quarter		Year	
	2004	2005	2004	2005
Revenues	800	749	2,707	2,621
Operating expenses, net of cost of materials	(460)	(479)	(1,878)	(1,728)
Cost of materials	(241)	(152)	(493)	(514)
Depreciation and amortisation	(21)	(22)	(92)	(85)
Contribution from operations (*)	78	96	244	294
New orders awarded	840	595	2,738	2,422

(*) *Operating income before general and administrative expenses*

The backlog at 31st December 2005 amounted to 3,104 million euros, of which 2,158 million are to be realised in 2006.

- Revenues for 2005 amounted to 2,612 million euros, a 3.2% decrease versus 2004, mainly due to reduced activities in West Africa, which were only partially offset by the recovery of operations in the North Sea.

- Contribution from operations in 2005 amounted to 294 million euros, equal to 11.2% of revenues, versus 244 million euros, equal to 9% of revenues in 2004. The increase in margin with respect to the previous year is due to improved efficiency on a number of projects that are in the final stages of completion and a greater incidence of North Sea projects.

- The most significant orders awarded in the fourth quarter include::
  - On behalf of Esso Exploration Angola Ltd, the EPIC contract Marimba, for the development of the Marimba oil field off the Angolan coast by connecting it to the existing facilities of the Kizomba A field;
  - On behalf of Thai Oil Public Company Ltd, the EPIC contract for the construction of oil offloading facilities for the Sri Racha refinery in the Gulf of Siam;
  - On behalf of Pemex Exploracion y Produccion, the Ku-Maloob-Zaap project, comprising the transport and installation of six platforms as part of the development of the Ku-Maloob-Zaap oil field in Campeche Bay, Mexico.

Onshore Construction:

				(million euros)
	Fourth quarter		Year	
	2004	2005	2004	2005
Revenues	157	230	609	748
Operating expenses, net of cost of materials	(84)	(168)	(387)	(521)
Cost of materials	(54)	(39)	(142)	(145)
Depreciation and amortisation	(4)	(7)	(21)	(27)
Contribution from operations (*)	15	16	59	55
New orders awarded	96	358	596	540

(*) *Operating Income before general and administrative expenses*

The backlog at 31st December 2005 amounted to 555 million euros, of which 444 million are to be realised in 2006.

- Revenues for 2005 amounted to 748 million euros, a 22.8% increase, versus 2004, due to higher levels of activity on the Sakhalin project in Russia and full-scale activity on projects in Nigeria.

- Contribution from operations in 2005 amounted to 55 million euros, versus 59 million euros 2004, with margins declining from 9.7% to 7.4%. This fall in profitability is partially attributed to increased commercial costs.

- The most important orders awarded in the fourth quarter include the EWG-1 contract on behalf of Saudi Aramco in Saudi Arabia, for the oil to gas conversion of the East-West pipeline which will service the industrial area of Yanbu.

Liquefied Natural Gas (L.N.G.):

(million euros)

	Fourth quarter		Year	
	2004	2005	2004	2005
Revenues	64	93	208	299
Operating expenses	(57)	(89)	(178)	(281)
Depreciation and amortisation	–	(1)	(2)	(4)
Contribution from operations (*)	7	3	28	14
New orders awarded	7	25	344	282

(*) *Operating Income before general and administrative expenses*

The backlog at 31st December 2005 amounted to 430 million euros, of which 309 million are to be realised in 2006.

- Operations carried out mainly in China, France, Morocco and Belgium allowed revenues to reach 299 million euros in 2005, a 43.8% increase versus the previous year.

- In 2005, contribution from operations amounted to 14 million euros, or 4.7% of revenues (2004: 28 million euros, or 13.5% of revenues). This contraction in margin is mainly attributed to the significant increase in cost of materials on projects under execution.

Maintenance, Modification & Operation (M.M.O.):

(million euros)

	Fourth quarter		Year	
	2004	2005	2004	2005
Revenues	89	95	288	321
Operating expenses	(83)	(86)	(264)	(294)
Depreciation and amortisation	(1)	(1)	(5)	(2)
Contribution from operations (*)	5	8	19	25
New orders awarded	79	157	305	413

(*) *Operating Income before general and administrative expenses*

The backlog at 31st December 2005 amounted to 155 million euros, of which 63 million are to be realised in 2006.

- Operations, carried out mainly in France, Italy, West Africa and Russia enabled revenues to total 321 million euros in 2005, an 11% increase versus the previous year.

- Contribution from operations in 2005 amounted to 25 million euros, equal to 7.8% of revenues, versus 19 million euros, equal to 6.6% of revenues in 2004, thanks to a recovery in operational efficiency in France and Russia.

Offshore Drilling:

(million euros)

	Fourth quarter		Year	
	2004	2005	2004	2005
Revenues	76	89	289	302
Operating expenses	(47)	(55)	(180)	(189)
Depreciation and amortisation	(13)	(14)	(47)	(48)
Contribution from operations (*)	16	20	62	65
New orders awarded	46	181	107	367

(*) *Operating income before general and administrative expenses*

The backlog at 31st December 2005 amounted to 382 million euros, of which 225 million are to be realised in 2006.

- Revenues for 2005 amounted to 302 million euros, a 4.5% increase versus 2004, mainly due to the renegotiation of the lease rate of the semi-submersible platform Scarabeo 6.

- Contribution from operations in 2005 amounted to 65 million euros, a 4.8% increase versus the previous year, whilst profitability as a percentage of revenues was virtually unchanged. Reduced utilisation of the drillship Saipem 10000, which underwent preparatory works for a new contract in Angola, nullified the positive effects of the almost full-scale operations of the semi-submersible platform Scarabeo 4 and the jack-up Perro Negro 5 during the second half 2005; in addition to the renegotiation in the last two months 2005 of the lease rate for the semi-submersible platform Scarabeo 6.

- Main contracts awarded in the fourth quarter include:
  - On behalf of Burullus Gas Company, the two-year extension of the lease for the semi-submersible platform Scarabeo 6 in Egypt;
  - On behalf of IEOC (International Egyptian Oil Company), the one-year lease of the semi-submersible platform Scarabeo 4 in Egypt.

- Vessel utilisation was as follows:

Vessel	*Days under contract*	
Semi-submersible platform Scarabeo 3	365	
Semi-submersible platform Scarabeo 4	253	a
Semi-submersible platform Scarabeo 5	365	
Semi-submersible platform Scarabeo 6	365	
Semi-submersible platform Scarabeo 7	365	
Drillship Saipem 10000	325	a
Jack-up Perro Negro 2	348	b
Jack-up Perro Negro 3	365	
Jack-up Perro Negro 4	336	c
Jack-up Perro Negro 5	175	a

a = for the remaining days (to 365), the vessel underwent upgrading works in readiness for a new contract.
b = for the remaining days (to 365), the vessel underwent class reinstatement works
c = for the remaining days (to 365), the vessel underwent repair works following an accident.

Onshore Drilling:

(million euros)

	Fourth quarter		Year	
	2004	2005	2004	2005
Revenues	41	65	158	210
Operating expenses	(32)	(51)	(120)	(163)
Depreciation and amortisation	(3)	(5)	(17)	(19)
Contribution from operations (*)	6	9	21	28
New orders awarded	179	83	275	212

(*) *Operating income before general and administrative expenses*

The backlog at 31st December 2005 (inclusive of the five-year contract on behalf of Agip KCO to be carried out using two client-owned rigs on D Block of the Kashagan field in Kazakhstan) amounted to 298 million euros of which 167 million are to be realised in 2006.

- Revenues for 2005 show a 32.9% growth versus those for 2004, mainly attributed to increased activities in South America.

- Contribution from operations in 2005 rose by 7 million euros versus the previous year, due entirely to increased volumes.

- Average utilisation of rigs stood at 90% (78% in 2004); rigs were located as follows: 12 in Peru, 8 in Saudi Arabia, 7 in Venezuela, 3 in Italy, 5 in Algeria, 1 in Egypt, 2 in Kazakhstan and 1 in Georgia.
  In addition, 5 third-party rigs were deployed in Peru and 1 in Kazakhstan by the joint-venture company SaiPar.
  Finally, 1 rig owned jointly with third-parties operated in Kazakhstan.

- Main contracts awarded in the fourth quarter include:
  - On behalf of Pluspetrol, contractual extensions and new contracts for the lease of 11 rigs in Peru for periods ranging from two to three years;
  - On behalf of First Calgary, the one-year extension for the lease of a rig in Algeria;
  - On behalf of Pluspetrol, the eight-month lease of a rig in Venezuela;
  - On behalf of Repsol, the six-month lease of a rig in Peru;

- On behalf of PDVSA, the six-month extension of the lease for a rig in Venezuela;
- On behalf of Sonatrach, the four-month lease of a rig in Algeria.

Leased FPSO:

(million euros)

	Fourth quarter		Year	
	2004	2005	2004	2005
Revenues	10	7	47	27
Operating expenses	(6)	(4)	(26)	(14)
Depreciation and amortisation	(2)	(2)	(10)	(9)
Contribution from operations (*)	2	1	11	4
New orders awarded	–	14	22	499

(*) *Operating income before general and administrative expenses*

The backlog at 31st December 2005 amounted to 589 million euros, of which 29 million are to be realised in 2006.

- In 2005, revenues decreased by 20 million euros versus the previous year. This fall in volumes and the 7 million euro reduction in contribution from operations compared to 2004, are mainly due to the fact that the Prestige project was in full operation during 2004.
- The production unit FPSO–Mystras has been in continuous operation during both 2005 and 2004; whilst FPSO–Firenze suspended operations in the last quarter 2005 in order to undergo maintenance works; it resumed operations on 26th December 2005.
- In the fourth quarter 2005, Eni Exploration & Production exercised its option to extend operations, for two years, by the production unit FPSO-Firenze in the Adriatic Sea.

Attachments:

- Reclassified Consolidated Balance Sheet and Reclassified Consolidated Income Statements by nature and destination of costs.

RECLASSIFIED CONSOLIDATED BALANCE SHEET

(million euros)

	31st December 2004 (*)		31st December 2005	
Net tangible fixed assets		1,712		1,903
Net intangible fixed assets		835		837
		2,547		2,740
- Offshore Construction	1,146		1,262	
- Onshore Construction	245		234	
- LNG	175		174	
- MMO	83		83	
- Offshore Drilling	725		727	
- Onshore Drilling	80		76	
- Leased FPSO	65		152	
- Other	28		32	
Financial investments		17		41
Non-current assets		**2,564**		**2,781**
Working capital	29		30	
Provision for contingencies	(122)		(134)	
Net current assets		**(93)**		**(104)**
Employee termination indemnities		**(33)**		**(37)**
CAPITAL EMPLOYED		**2,438**		**2,640**
Net equity		**1,555**		**1,615**
Minority interest in net equity		**9**		**13**
Net debt		**874**		**1,012**
COVER		**2,438**		**2,640**
SHARES ISSUED AND OUTSTANDING		**441,177,500**		**441,410,900**

(*) Figures have been adjusted following the introduction of IAS 32 and IAS 39 from 1st January 2005.

RECLASSIFIED CONSOLIDATED INCOME STATEMENTS
BY
NATURE OF COSTS

(million euros)

	Fourth quarter		Year	
	2004	2005	2004	2005
Operating revenues	1,237	1,328	4,306	4,528
Other revenues and income	4	3	10	11
Purchases, services and other costs	(907)	(947)	(3,050)	(3,158)
Payroll and related costs	(190)	(209)	(739)	(817)
GROSS OPERATING INCOME	**144**	**175**	**527**	**564**
Amortisation, depreciation and write-downs	(44)	(53)	(199)	(199)
OPERATING INCOME	**100**	**122**	**328**	**365**
Financial expenses	(9)	(16)	(42)	(54)
Income from investments	7	8	19	24
INCOME BEFORE INCOME TAXES	**98**	**114**	**305**	**335**
Income taxes	(22)	(29)	(67)	(76)
NET INCOME BEFORE MINORITY INTEREST	**76**	**85**	**238**	**259**
Minority interest	–	(1)	(3)	(4)
NET INCOME	**76**	**84**	**235**	**255**
CASH FLOW (Net income + Depreciation and amortisation)	**120**	**137**	**434**	**454**

RECLASSIFIED CONSOLIDATED INCOME STATEMENTS
BY
DESTINATION OF COSTS

(million euros)

	Fourth quarter		Year	
	2004	2005	2004	2005
Operating revenues	1,237	1,328	4,306	4,528
Production costs	(1,069)	(1,138)	(3,706)	(3,914)
Idle costs	(20)	(19)	(81)	(57)
Selling expenses	(14)	(13)	(66)	(62)
Research and development costs	(3)	(2)	(9)	(7)
Other operating income, net	(2)	(3)	–	(3)
CONTRIBUTION FROM OPERATIONS	**129**	**153**	**444**	**485**
General and administrative expenses	(29)	(31)	(116)	(120)
OPERATING INCOME	**100**	**122**	**328**	**365**
Financial expenses	(9)	(16)	(42)	(54)
Income from investments	7	8	19	24
INCOME BEFORE INCOME TAXES	**98**	**114**	**305**	**335**
Income taxes	(22)	(29)	(67)	(76)
NET INCOME BEFORE MINORITY INTEREST	**76**	**85**	**238**	**259**
Minority interest	–	(1)	(3)	(4)
NET INCOME	**76**	**84**	**235**	**255**
CASH FLOW (Net income + Depreciation and amortisation)	**120**	**137**	**434**	**454**

Website: www.saipem.eni.it
Switchboard: +39-025201
Shareholder Information:
Saipem S.p.A., Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI), Italy

Relations with institutional investors and financial analysts:
Mr. Giulio Bozzini
Mr. Salvatore Colli
Tel.: +39-02520.34653
Fax: +39-02520.54295
E-mail: investor.relations@saipem.eni.it

PRESS RELEASE

SAIPEM: 2005 Consolidated and Statutory Financial Statements

Preliminary results confirmed

- **Revenues:** 4,528 million euros *(4,306 million in 2004).*
- **Operating Income:** 365 million euros *(328 million in 2004).*
- **Net Income:** 255 million euros *(235 million in 2004).*
- **Cash flow**: 454 million euros *(434 million in 2004).*
- **Dividend per share:** 0.19 euros per ordinary share (*0.15 in 2005*); 0.22 euro per savings share (*0.18 in 2005*).

San Donato Milanese, 23rd March 2006. Today, the Board of Directors of Saipem S.p.A. approved the Saipem Group Consolidated Financial Statements at 31st December 2005, which reported net income of 255 million euros (235 million in 2004), confirming the preliminary results announced on 27th February 2006. The Consolidated Financial Statements have been prepared in compliance with the new International Financial Reporting Standards (IFRS). To enable comparison with the corresponding data for 2004, figures have been appropriately adjusted, except for the effects associated with the evaluation and recognition of financial instruments, such as derivatives and hedging contracts, since Saipem has opted to introduce IAS 32 and IAS 39 as of 1st January 2005.

The Board of Directors also approved the Statutory Financial Statements of Saipem S.p.A. at 31st December 2005, which reported net income of 124 million euros (61 million in 2004). The Statutory Financial Statements have been prepared in compliance with the Italian Civil Code, the accounting principles set by the Italian Council of Public Accountants ("Consigli Nazionali dei Dottori Commercialisti e dei Ragionieri") and the Italian Accounting Body ("Organismo Italiano di Contabilità").

The Consolidated and Statutory Financial Statements of Saipem S.p.A. are currently being reviewed by Independent Auditors.

The Board of Directors will propose, at the General Shareholders' Meeting, scheduled to take place on 27th and 28th April 2006 (first and second summons respectively), the distribution of a dividend of 0.19 euro per ordinary share (*) (0.15 euro in 2004) and 0.22 euro per savings share (*) (0.18 euro in 2004). The dividend will be paid from 25th May 2006 (ex-date: 22nd May 2006).

The payout, in line with that of 2004, is equal to approximately one third of consolidated net income.

Buy-back of treasury shares for allocation to the Company Incentive Schemes

The Board of Directors will submit for approval at the General Shareholders' Meeting the purchase of up to 2,400,000 treasury shares on the Telematic Stock Market, for a total amount not exceeding 48 million euros, for allocation to the 2006 Stock Option Scheme.

The stock, at a nominal value of 1 euro each, will be bought back at a price not lower than their nominal value but not higher than 5% of the reference price on the day preceding each purchase.

The stock will be offered for purchase to managers holding positions directly responsible for Group results or of strategic interest, at the higher price between the shares' official price average recorded by the Telematic Stock Market of the Italian Stock Exchange (Borsa Italiana S.p.A.) over the month preceding the date of Stock Option allocation and the average cost of treasury shares held by the company on the day preceding the date of Stock Option allocation.

Board Director Resignation

Director Roberto Jaquinto, appointed at the General Shareholders' Meeting on 29th April 2005 from the list presented by shareholder Eni S.p.A, has resigned from his position as Board Director of Saipem. This follows his decision to leave Eni S.p.A., and will take effect when a successor is appointed at the General Shareholders' Meeting, which has been called to approve the 2005 financial statements..

(*) *Following the fiscal reform effective from 1°January 2004, dividends do not benefit from any tax credit and, depending on the recipient, are taxed at source or are partially added to the taxable income*

Attachments:

- Saipem S.p.A. Reclassified Balance Sheet and Reclassified Income Statement by nature of costs;
- Saipem Group Reclassified Consolidated Balance Sheet and Reclassified Consolidated Income Statements by nature and destination of costs.

SAIPEM S.p.A.

RECLASSIFIED BALANCE SHEET

(thousand euros)

	31st December 2004		31st December 2005	
Net tangible fixed assets	95,812		126,194	
Net intangible fixed assets	16,628		14,089	
Financial investments	1,417,053		1,434,012	
Loan to an associated company for operating purposes	22,801		–	
Non-current assets		**1,552,294**		**1,574,295**
Inventories	119,542		121,285	
Other current assets	609,506		700,093	
Current liabilities	(709,811)		(475,162)	
Provision for contingencies	(23,700)		(43,830)	
Net current assets		**(4,463)**		**302,386**
Employee termination benefits		**(28,155)**		**(30,608)**
CAPITAL EMPLOYED		**1,519,676**		**1,846,073**
Share capital	441,178		441,411	
Reserves and net income for the year	244,902		304,927	
Shareholders' equity		**686,080**		**746,338**
Net financial debt – medium/long term	425,000		235,000	
Net financial debt – short term	408,596		864,735	
Net debt		**833,596**		**1,099,735**
COVER		**1,519,676**		**1,846,073**

SAIPEM S.p.A.

RECLASSIFIED INCOME STATEMENTS
BY
NATURE OF COSTS

(thousand euros)

	Year 2004	Year 2005
Operating revenues	**1,245,924**	**1,173,458**
Other revenues and income	31,331	20,334
Purchases, services and other costs	(1,074,547)	(906,471)
Payroll and related costs	(142,947)	(152,491)
GROSS OPERATING INCOME	**59,761**	**134,830**
Amortisation, depreciation and write-downs	(36,888)	(33,959)
OPERATING INCOME	**22,873**	**100,871**
Financial expenses, net	(18,466)	(15,616)
Income from investments	64,787	74,050
INCOME BEFORE INCOME TAXES	**69,194**	**159,305**
Income taxes	(357)	(152)
NET INCOME BEFORE MINORITY INTEREST	**68,837**	**159,153**
Minority interest	(8,083)	(34,665)
NET INCOME	**60,754**	**124,488**

SAIPEM GROUP

RECLASSIFIED CONSOLIDATED BALANCE SHEET

(million euros)

	31st December 2004 (*)		31st December 2005	
Net tangible fixed assets		1,712		1,903
Net intangible fixed assets		835		837
		2,547		2,740
- Offshore Construction	1,146		1,262	
- Onshore Construction	245		234	
- LNG	175		174	
- MMO	83		83	
- Offshore Drilling	725		727	
- Onshore Drilling	80		76	
- Leased FPSO	65		152	
- Other	28		32	
Financial investments		17		41
Non-current assets		**2,564**		**2,781**
Inventories	388		490	
Current assets	1,607		1,784	
Current liabilities	(1,966)		(2,213)	
Provision for contingencies	(122)		(150)	
Net current assets		**(93)**		**(89)**
Employee termination indemnities		**(33)**		**(37)**
CAPITAL EMPLOYED		**2,438**		**2,655**
Net equity		**1,555**		**1,630**
Minority interest in net equity		**9**		**13**
Medium-long term debt	495		423	
Short term debt	379		589	
Net debt		**874**		**1,012**
COVER		**2,438**		**2,655**
SHARES ISSUED AND OUTSTANDING		**441,177,500**		**441,410,900**

(*) Figures have been adjusted following the introduction of IAS 32 and IAS 39 from 1st January 2005.

SAIPEM GROUP

RECLASSIFIED CONSOLIDATED INCOME STATEMENTS
BY
NATURE OF COSTS

(million euros)

	Year 2004	Year 2005
Operating revenues	**4,306**	**4,528**
Other revenues and income	10	11
Purchases, services and other costs	(3,050)	(3,158)
Payroll and related costs	(739)	(817)
GROSS OPERATING INCOME	**527**	**564**
Amortisation, depreciation and write-downs	(199)	(199)
OPERATING INCOME	**328**	**365**
Financial expenses	(42)	(54)
Income from investments	19	24
INCOME BEFORE INCOME TAXES	**305**	**335**
Income taxes	(67)	(76)
NET INCOME BEFORE MINORITY INTEREST	**238**	**259**
Minority interest	(3)	(4)
NET INCOME	**235**	**255**
CASH FLOW (Net income + Depreciation and amortisation)	**434**	**454**

SAIPEM GROUP

RECLASSIFIED CONSOLIDATED INCOME STATEMENTS
BY
DESTINATION OF COSTS

(million euros)

	Year 2004	Year 2005
Operating revenues	**4,306**	**4,528**
Production costs	(3,706)	(3,914)
Idle costs	(81)	(57)
Selling expenses	(66)	(62)
Research and development costs	(9)	(7)
Other operating expenses, net	–	(3)
CONTRIBUTION FROM OPERATIONS	**444**	**485**
General and administrative expenses	(116)	(120)
OPERATING INCOME	**328**	**365**
Financial expenses	(42)	(54)
Income from investments	19	24
INCOME BEFORE INCOME TAXES	**305**	**335**
Income taxes	(67)	(76)
NET INCOME BEFORE MINORITY INTEREST	**238**	**259**
Minority interest	(3)	(4)
NET INCOME	**235**	**255**
CASH FLOW (Net income + Depreciation and amortisation)	**434**	**454**

Website: www.saipem.eni.it
Switchboard: +39-025201
Shareholder Information:
Saipem S.p.A., Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI), Italy

Investor Relations:
Mr. Giulio Bozzini
Mr. Salvatore Colli
Tel.: +39-02520.34653
Fax: +39-02520.54295
E-mail: investor.relations@saipem.eni.it